VIA EDGAR AND FEDEX

June 28, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Lyn Shenk
Mr. Abe Friedman
Mr. Andrew Mew

	Re:	Spirit AeroSystems Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 10, 2017
File No. 001-33160

Dear Messrs. Shenk, Friedman, and Mew:

On behalf of Spirit AeroSystems Holdings, Inc. (“Spirit”), we are providing the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter to Sanjay Kapoor, dated June 19, 2017, related to Spirit’s Form 10-K for the year ended December 31, 2016. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response. In this letter, references to “we,” “us,” and “our” refer to Spirit.

COMMENT:

1.              You state on page 3 of the 10-K that during 2016 approximately 15% of your net revenues were generated from sales to Airbus. We are aware of publicly available information indicating that Airbus aircraft operate in Sudan and Syria, including a “Customers & Operators List” on the Airbus.com website that lists Sudan Airways and Syrian Air.

Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

RESPONSE:

We believe that Spirit, its affiliates, and subsidiaries have fully complied with U.S. economic sanctions and export controls applicable to Sudan and Syria.

Spirit confirms that, to the best of its knowledge after making appropriate internal inquires, for at least the last five fiscal years and the subsequent interim period, except as explained below, (i) it has not had, nor does it anticipate having, any contacts with Sudan and Syria, whether directly or indirectly, through its subsidiaries, affiliates, partners, customers, joint ventures, or other direct or indirect arrangements, (ii) it has not provided, nor does it anticipate providing, any services, products, information, or technology to Sudan or Syria, directly or indirectly, and (iii) it has not had, nor does it anticipate having, any agreements, commercial arrangements, or other contacts with the governments of Sudan or Syria or entities they control.

Spirit manufactures aerostructure components for commercial and military aircraft. For Airbus, Spirit manufactures fuselage components for the Airbus A350 XWB and wing structures for the Airbus A320 Family, A330, A350 XWB, and A380 pursuant to commercial agreements between Spirit and Airbus. Components supplied by Spirit are combined with parts made by other suppliers and incorporated into Airbus aircraft models, which are ultimately delivered by Airbus to its customers. Our supply contracts with Airbus, as well as our respective Codes of Conduct, require both Spirit and Airbus to comply with all applicable law, and both parties have acknowledged that diversion contrary to export regulations is prohibited. Further, Spirit has provided Airbus with U.S. origin content and export classifications for the products we sell to it. Spirit believes that Airbus is aware of its obligation to obtain any required authorizations prior to selling commercial aircraft to customers.

While Spirit is aware that publicly available information suggests that a very small percentage of aircraft manufactured by Airbus may be operated in Sudan or Syria, we can confirm that, to the best of our knowledge, such operations were without Spirit’s direct or indirect involvement (other than to the extent that we, like our industry peers, supply components and parts to our customers that install such components and parts on aircraft operated worldwide). Spirit is not, directly or indirectly, involved in the sale, transfer, or operation of these aircraft. Spirit has no employees, operations, subsidiaries, affiliates, partners, joint venture interests, or investments in Syria or Sudan. Where U.S. and other applicable law permits, Spirit, its non-U.S. affiliates, or its non-U.S. subsidiaries would be permitted to provide, directly or indirectly, products and services for aircraft operated by Sudan or Syria, subject to the required government authorization having been obtained. However, as noted above, we do not believe any such provision of products or services has occurred with respect to Sudan or Syria, nor do we, or our affiliates or subsidiaries, have any current or planned contacts or undertakings in Sudan or Syria.

Spirit takes its obligation to comply with applicable law seriously and maintains a compliance program that includes policies and procedures regarding trade sanctions and export controls. Such policies and procedures are designed to ensure that Spirit personnel involved in international business and exporting activity are knowledgeable and positioned to prevent impermissible contacts with denied parties or sanctioned countries. Spirit does not permit transactions involving sanctioned countries, such as Sudan and Syria, unless such transactions receive the requisite government authorization.

COMMENT:

2.              Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

RESPONSE:

Except as set forth in Spirit’s response to Comment No. 1 above, for at least the last five fiscal years and the subsequent interim period, Spirit has not had any direct or indirect contacts, agreements, or arrangements with Sudan or Syria, nor has it provided any services, products, information, or technology to Sudan or Syria, directly or indirectly. Accordingly, as further discussed below, from both a quantitative and qualitative standpoint, Spirit does not believe that there exists any associated material risk to its investors.

Quantitatively, Spirit confirms that, for the past three fiscal years and the subsequent interim period, it has had no revenue, assets, or liabilities associated with Sudan or Syria, nor does it expect to in the future.

Qualitatively, given the lack of any connection between Spirit and Sudan or Syria, Spirit does not believe that there exists any material risk relating to Spirit’s reputation or share price.

To date, Spirit has not received any inquiries, complaints, or stockholder proposals from its investors relating to alleged activities in Sudan or Syria, nor has it received any inquiries or complaints from state or municipal governments, universities, or any other groups that have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.

Should any questions arise in connection with this letter, please contact the undersigned at (316) 523-1797 or Stacy Cozad, Senior Vice President, General Counsel, Chief Compliance Officer, and Corporate Secretary at (316) 526-2019.

Sincerely,

/s/ Sanjay Kapoor
Sanjay Kapoor
Executive Vice President and Chief Financial Officer